Exhibit 99.1

All season road permits for NorZinc's Prairie Creek Mine granted by Mackenzie Valley Land and Water Board

NZC-TSX
NORZF-OTCQB

VANCOUVER, Nov. 14, 2019 /CNW/ - NorZinc Ltd. (TSX: NZC; OTCQB: NORZF) (the "Company" or "NorZinc") is pleased to report that the Mackenzie Valley Land & Water Board ("MVLWB") has issued Water Licences and the Land Use Permit for the all season road access to the Prairie Creek Mine in the NWT, Canada.

NWT Road Permits Issued

These permits will allow the Company to construct and operate an all season road on NWT and Indian Affairs Branch land, once a number of management and monitoring plans have been approved. The Company now awaits similar approval of permits by Parks Canada for the areas of the all season road within Parks Canada's jurisdiction. NorZinc already has permits to construct and operate the Prairie Creek Mine.

Don MacDonald, President & CEO of NorZinc Ltd. stated, "These are the final permits necessary to build the all season road on Territorial land. When the related permits are received from Parks Canada, we will have all the permits needed for the entire all season road. Once the management and monitoring plans that form part of the permits have been approved, we will be able to construct the road." MacDonald added, "NorZinc has been working on this milestone since 2013 and I would like to thank the NorZinc team for their amazing work diligence over many years, and the local Indigenous communities for their support through one of the most comprehensive environmental review processes in the world."

Construction and Financing

The construction of the Prairie Creek Mine is planned in two phases with timing for commencement dependent upon approval of the management plans. Phase 1 construction of the all season road is planned to be started in 2020 with limited supplies delivered to site to support the mine refurbishment program. In 2021 and 2022, the main site construction is planned to be completed, including installation of a dense media separation circuit, new backfill plant, electrical facilities, as well as underground development to access high grade ore for the initial years of operation. Most underground development for the current 15-year mine life is planned to be completed between 2021 and 2024.

The Company is planning to finance the multi-year construction program for the Prairie Creek Project in at least two stages - using equity or other forms of non-equity financing (such as a silver stream) to finance the first stage; and using more conventional bank debt or hybrid financing (such as offtake financing) for the second stage. The Company, in September 2019, agreed to sell a 1.0% NSR to RCF VI CAD LLC and upon shareholder approval, expected on November 18, 2019, will receive $8 million to be used for the development of the Project.

About NorZinc

NorZinc is a TSX-listed mine development Company trading under the symbol "NZC". The Company is developing its key project, the 100%-owned high grade zinc-lead-silver Prairie Creek Mine, located in the Northwest Territories. The Company also owns projects in Newfoundland that host several zinc-lead-copper-gold-silver deposits.

Cautionary Statement – Forward-Looking Information

This press release contains forward-looking information, including, among other things, expectations regarding road construction requirements and timing, the permitting process, timing of commencement of operations on the Prairie Creek Mine and related matters, life of mine of the Prairie Creek Mine, the Company's plans regarding completing a Preliminary Economic Analysis, and potential financings. This forward-looking information is based on, among other things, management's expectations with respect to the issue of permits, the size and quality of mineral resources, future trends for the Company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, capital market conditions, and the financial results of the Company. Actual results may vary from the forward-looking information.  Material risk factors that could cause actual results to differ materially from the forward-looking information include risks that the assumptions and factors on which the forward-looking information is based differ from expectations, as well as all of the risk factors described in the Company's most recent Form 20-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any intention or obligation to update or revise any forward-looking information, except as required by applicable law. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

SOURCE NorZinc Ltd.

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%CIK: 0000910569

For further information: Don MacDonald, President & CEO, (604) 688-2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001; Steve Dawson, VP Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7, steve.dawson@norzinc.com, E-mail: invest@norzinc.com, Website: www.norzinc.com

CO: NorZinc Ltd.

CNW 07:30e 14-NOV-19